June 10, 2026

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs International
SBSE-A/A Summary of Changes:

In order to assist with the review process of Goldman Sachs International's Form SBSE-A/A, please see below for the summary of changes made on June 10, 2026:

- Removed Richard John Taylor as Chief Financial Officer under Schedule A.
- Added Petra Loma Leveton as Chief Financial Officer under Schedule A.

Sincerely,

Goldman Sachs International